U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
o Check this box if no longer
subject to Section 16.

               Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940

Form 4 or Form 5
obligations may continue.
See Instruction 1(b).


1. Name and Address of Reporting Person:
    Hudson Consulting Group, Inc.
    268 West 400 South - Suite 300
    Salt Lake City, Utah 84101

2. Issuer Name and Ticker or Trading Symbol:
    Kelly's Coffee Group, Inc.
    OTC-Bulletin Board Symbol = KLYS

3. IRS or Social Security Number of Reporting Person (Voluntary):

4. Statement for Month/Year:
    March 2000

5. If Amendment, Date of Original(Month/Year):

6. Relationship of Reporting Person to Issuer (Check all applicable):
  _____ Director                    _______10% Owner

  _____ Officer(give title below)   __X___Other (specify below)

                                       7.5% Owner

                   Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of
 Security       2. Transaction   3. Transaction  4. Securities Acquired (A)       5. Amount of     6. Ownership      7. Nature
(Instr. 3)          Date             Code           or Disposed of (D)             Securities          Form:         of Indirect
                 (Month/Day/Year)   (Instr. 8)        (Instr. 3, 4 and 5)         Beneficially       Direct (D) or     Beneficial
                                                                                  Owned at End        Indirect (I)      Ownership
                                                                                   of Month           (Instr. 4)       (Instr. 4)
                                                                                 (Instr. 3 and 4)
                                                               (A) or
                                     Code     V       Amount    (D)    Price


Common Stock       March 6, 2000      S               63,000      D     $0.5330    3,869,720

Common Stock       March 9, 2000      S               25,000      D     $0.7748    3,869,720

Common Stock       March 9, 2000      S               3,600       D     $0.7871    3,869,720

Common Stock       March 9, 2000      S               1,000       D     $0.7650    3,869,720

Common Stock       March 9, 2000      S               98,500      D     $0.7125    3,869,720

Common Stock       March 10, 2000     S               97,000      D     $0.5332    3,869,720

Common Stock       March 10, 2000     S               20,000      D     $0.8600    3,869,720

Common Stock       March 10, 2000     S               85,300      D     $0.8629    3,869,720




Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.              (Over)
                                                              (Print or Type Responses)                              SEC 1474 (8-92)





Common Stock       March 10, 2000     S              153,000      D     $0.3684    3,869,720

Common Stock       March 13, 2000     S              129,300      D     $1.5324    3,869,720

Common Stock       March 13, 2000     S               26,000      D     $1.3438    3,869,720

Common Stock       March 14, 2000     S               92,500      D     $1.4353    3,869,720

Common Stock       March 14, 2000     S               50,000      D     $1.0300    3,869,720

Common Stock       March 14, 2000     P               2,500       D     $0.9493    3,869,720

Common Stock       March 14, 2000     S               14,000      D     $0.9291    3,869,720

Common Stock       March 15, 2000     S               77,000      D     $0.8532    3,869,720

Common Stock       March 16, 2000     S               16,500      D     $0.5600    3,869,720

Common Stock       March 16, 2000     S              180,240      D     $0.5818    3,869,720

Common Stock       March 17, 2000     S              173,800      D     $0.5527    3,869,720

Common Stock       March 17, 2000     S               25,000      D     $0.5129    3,869,720

Common Stock       March 20, 2000     S               86,000      D     $0.6302    3,869,720

Common Stock       March 20, 2000     S               60,000      D     $0.6979    3,869,720

Common Stock       March 21, 2000     S               60,500      D     $0.6979    3,869,720

Common Stock       March 21, 2000     S               7,500       D     $0.7200    3,869,720

Common Stock       March 22, 2000     S              121,500      D     $0.6108    3,869,720

Common Stock       March 23, 2000     S               66,000      D     $0.6000    3,869,720

Common Stock       March 24, 2000     S               44,000      D     $0.4940    3,869,720

Common Stock       March 27, 2000     S               60,000      D     $0.4554    3,869,720

Common Stock       March 28, 2000     S               30,000      D     $0.4258    3,869,720

Common Stock       March 29, 2000     S               74,110      D     $0.3197    3,869,720




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over) (Print or Type Responses) SEC 1474 (8-92)


FORM 4(continued)          Table II -- Derivative
                      Securities Acquired, Disposed of, or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)

1. Title of    2. Conversion or  3. Transaction      4. Trans-    5. Number of        6. Date          7. Title and       8. Price
   Derivative Exercise Price of  Date (Month/           action      Derivative       Exercisable and     Amount of            of
   Security     Derivative        Day/Year)             Code        Securities      Expiration Date      Underlying          Deriv-
  (Instr. 3)     Security                            (Instr. 8)    Acquired (A) or     (Month/         Securities           ative
                                                                    Disposed of (D)    Day/Year)      (Instr. 3 and 4)     Security
                                                                  (Instr. 3, 4,& 5)                                        (Instr.5)
                                                                                      Date    Expir-           Amt.. or
                                                      Code  V      (A)     (D)        Exer-   ation    Title    No.of
                                                                                     cisable   Date             Shares




                         Table II (continued)

9. Number          10.Owner-       11. Nature
    of             ship Form            of
 Derivative           of             Indirect
 Securities       Derivative        Beneficial
Beneficially       Security:          Owner-
   Owned at         Direct (D)         ship
   End of         or Indirect       (Instr. 4)
    Month            (I)
(Instr. 4)         (Instr. 4



Explanation of Responses:




** Intentional misstatements or omission of facts constitute
         Federal Criminal Violations.
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     /s/Richard D. Surber                                    April 10, 2000
     -------------------------                                -------------
  **Signature of Richard D. Surber, President                  Date
     Hudson Consulting Group, Inc.


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.
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                                                               SEC 1474 (8-92)